Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 1

Value Line, Inc.

220 E. 42nd Street- 6th Floor
New York, NY 10017
Tel:  (212) 907-1500
Fax:  (212) 682-5779

September 7, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631

Re:          Value Line, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2011
Filed July 29, 2011
File No. 0-11306

Ladies and Gentlemen:

Set forth below are our responses to the additional comments of the staff of the Division of Corporation Finance contained in your letter dated August 9, 2011, with respect to Value Line, Inc.’s (“Value Line” or “VLI” or the “Company”) Form 10-K for the fiscal year ended April 30, 2011 filed on July 29, 2011. The Staff’s comments are in italics followed by the responses (“Answers:”) of the Company.

Note 4 – Investments, page 93
Investment in Unconsolidated Entities, page 94

1.   In future filings, please revise your disclosures to show investors your calculation of the $50,510,000 gain.

Answer:

●
In future filings, Value Line will revise its disclosures to show investors its calculation of the $50,510,000 gain.  We anticipate that we will modify Note 4- Investments to our financial statements by revising the first paragraph under Investment in Unconsolidated Entities, Equity Method Investment, essentially as follows: “The Company has recorded an asset, Investment in EAM, on its consolidated balance sheet with an initial valuation as of December 23, 2010 of $55,805,000 as a result of the deconsolidation of EAM LLC and ESI, the former asset management and mutual fund distribution subsidiaries.  In accordance with the Consolidation Topic of the FASB’s ASC, the Company recognized a pre-tax gain in net income of $50,510,000 measured as the difference between the fair value of the consideration received, valued at $51,690,000, and the carrying value of the former subsidiaries’ assets and liabilities, which was comprised of $1,180,000 of working capital (cash), transferred pursuant to the Restructuring Transaction.  In addition, the Company satisfied its post-employment compensation obligation of $1,770,000 (as described in note 1), and incurred expenses of $3,764,000 associated with the divestiture.  The value of VLI’s investment in EAM at April 30, 2011 reflects the fair value at December 23, 2010 of the non-voting revenues and profits interest received in the Restructuring Transaction, plus $5,820,000 of cash and liquid securities in excess of working capital requirements contributed to EAM’s capital account by VLI on December 23, 2010, plus earnings from EAM less earnings distributed to VLI by EAM, during the period from December 23, 2010 through the balance sheet date.”

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 2

2.   In future filings, please expand upon your disclosure regarding your $7 million contribution to EAM to provide investors with your interpretation of the Section 2.1(b) of the Declaration of Trust similar to your response in your letter dated May 20, 2011.

Answer:

●	In future filings, the Company will include additional disclosure in Note 4-Investments, in the section titled Investment in Unconsolidated Entities, Equity Method Investment, essentially as follows:

●
“In accordance with the EAM trust agreement and as mentioned above, EAM received $7,000,000 in cash and liquid securities from VLI pursuant to the Restructuring Transaction which included $1,180,000 of working capital deemed needed for operations and $5,820,000 in excess of working capital needs.  It is anticipated that EAM will have sufficient liquidity and earn enough profit to conduct its current and future operations so the management of EAM will not need additional funding. Although the distributor had historically received from the Value Line Funds under the compensation plans it had in place with the Funds amounts in excess of its actual expenditures, in more recent years the distributor has been spending amounts on promotion of the Value Line Funds in excess of the compensation received from the Funds.  Over time, EAM anticipates that its total future expenditures on such promotion will equal or exceed its total future revenues under the Funds’ distribution plans.  However, if that should not occur, EAM has no obligation to reimburse the Value Line Funds.”

●
Please be advised that our original response indicated that VLI had considered the entire $7,000,000 to be excess capital and as such was included as part of the investment in EAM and was not included in the determination of the gain from deconsolidation.  In light of the valuation performed by Barrington Partners, the Company has reevaluated its position and has included the $1,180,000 of required working capital as basis in the determination of the gain from deconsolidation.

3.   We note from page 10 of the Barrington Partners’ July 15, 2011 report that they performed a valuation for the economic interest held by Value Line Inc. in EAM.  We further note from page 34 of the report that they consulted several industry guidebooks related to SFAS 157 and ASC 820.  Please clarify for us the specific standard of value that was performed by Barrington Partners (e.g., fair value, fair market value, investment value, et cetera).

Answer:

●
Barrington Partners used fair value as the standard of value: “Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 3

4.   We note on pages 19 and 20 that Barrington Partners utilized the Restricted Stock and Acquisition Approaches for purposes of calculating the lack of marketability (illiquidity) discount.  We further note the additional detail provided on page 75 regarding the use of the acquisition approach.  Please address each of the following:

●
Please provide us with Barrington Partners’ rationale that the Guideline Transactions analysis does not require a discount for lack of marketability adjustment similar to the one applied in the Guideline Public Company multiples (as evident on pages 43 and 44). Given the Guideline Transactions analysis is premised upon completed transactions, it is unclear why the multiples derived from these transactions are not also considered to be on a marketable basis as the Guideline Public Company analysis.  Please quantify the impact this conclusion had on the estimated value of EAM.

Answer:

●
None of the asset managers acquired in either view of transactions (pages 41 and 42 of the report) was in isolation a public company.  Several of the acquired companies were owned by public companies, but they were subsidiaries; consequently, the stock price for the whole firm was not a reflection of the asset management business.  As a result, the transactions used in the analysis included a discount for lack of marketability (illiquidity discount) which is inherently applied by the transaction type.

●	Barrington advised us that the impact on model: Based on the discussion immediately above, there is no impact on the model.

●
Please explain why an adjustment for public companies size/scale is required on page 75 in light of the assertion on page 39 that the market does not differentiate in a measurable way by total size between public investment companies.

Answer:

●
While the quantitative data does not suggest a size adjustment is necessary, Barrington is aware that this data represents a single point in time.  However, market research clearly indicates that in public markets there is often size adjustment necessary due to the characteristics of the firms compared.  For this reason, Barrington applied a size adjustment in order to comply with generally accepted principles on the theory of valuation.

●	Barrington advised us that the impact on model: If EAM is not adjusted for size, the valuation of the entity would increase by $3.91m.

●
We note the five approaches Barrington Partners considered for purposes of calculating the lack of marketability (illiquidity) discount.  Specifically, we note Barrington Partners’ consideration of the Option Approach in which they note that this approach incorporates unnecessary complexity into the model.  We again note Barrington Partners’ statement that the mutual fund and asset management industry has a high level of standardization and that the market does not differentiate in a measureable way by total size of a public investment management company. As such, it is unclear why using indicators from public companies to develop the assumptions for a protective put option analysis would result in unnecessary complexity.  Please advise.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 4

Answer:

●
After evaluating the various approaches/methods for estimating an illiquidity discount; Barrington Partners decided to use the Restricted Stock Approach.   This advice was largely driven by the ability to base this model input on observable data.

●
Multiple reasonableness tests were performed to test the illiquidity tests used in the analysis.   Barrington tested the illiquidity discount using the Black–Scholes model and found the 15% discount result to be within a reasonable range. For example, using a 20% upside and a variance of 25% and one-year trading restriction yielded a liquidity of 8.7%. (Using the same variables – and a 10-yr restriction – would increase the output to 17%.)

●	Using the option model, however, would have required the use of subjective assumptions. Barrington favored a methodology that would be supported with historical data.

●
Impact on model:  Barrington believes that the restricted stock approach provides the best illiquidity discounts for the analysis due to the fact that historical data can be used rather than an assumption based model to create the estimate.  After reviewing the other models, and performing additional reasonableness tests – Barrington believes that the approach used - and the resulting estimate- is appropriate.

●
Regarding the Option Approach consideration discussed on page 19, we note that Barrington Partners placed a one-year trading restriction on the estimated liquidity discount of 8.75%.  Please provide us with an explanation as to why this one-year restriction is reasonable and appropriate to the non-voting and voting interests in EAM, along with the impact this assumption had on the estimated value of EAM.

Answer:

●
As noted above, Barrington considered the option model but determined to not use this method.  As a result, whatever methodology Barrington considered in the option model approach had no impact on the valuation.  However, Barrington used the option approach as an effort to test the reasonableness of its overall results.   The example on page 19 of the report is meant to only provide an example of a reasonableness test that was performed to test the restricted stock approach.

●	The key inputs are:

o	Premium over current stock price
o	Required rate of return
o	Period where trading is restricted

●
The premium and restriction period numbers are highly subjective and determine the liquidity rate (the RRR can be calculated with a WACC or CAPM).  Using this approach would have required the introduction of more subjective variables.

●
We note the report asserts on page 39 that “[p]ublic companies generally trade at a higher multiple than non-public company transactions. While ‘control’ (control of a company is the ability to control the management decisions of the company) is considered to carry a premium, the premium in the marketplace is not for control.  The premium is based on access to the capital markets and liquidity.”

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 5

o
Please provide empirical data and/or research supporting these assertions generally, as well as specific evidence that these assertions apply to each of the selected guideline transactions and guideline public companies.

Answer:

●
As Barrington mentioned on page 17 of the report, “The model does not rely heavily on the use of a control premium.  The Income Approach assumes a minority interest from the interests and the only place where the analysis uses a control premium/minority discount is to normalize for multiples in the Market Approach: Guideline Transaction.  That being said, the data on page 75 indicates that, in December 2010, publicly traded firms traded at a premium to guideline transactions.  Below is further evidence of this gap, which is from a research report from 2010 from Jeffries and Company.  (Turning Tides First Half 2010 M&A Activity in the Asset Management Industry)”

●	The liquidity premium in the Guideline Transactions is greater than the Control premium.

o
If transactions of nonpublic companies do not contain any premium for the traditional notion of control, why was it necessary to adjust the Guideline Transactions analysis to remove a non-existent control premium?

Answer:

●
Barrington believes that guideline transactions (non-public companies that are involved in a transaction in a single point in time) do have a control premium.  That said, the illiquidity premium in public companies is much higher than the control premium inherent in the Guideline Transactions.

5.    We note the general discussions with respect to the market approach on pages 36-44 and the various adjustments that were made to the market multiples on pages 43 and 44.  Please provide us with a more comprehensive explanation on each of the following:

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 6

●
We note the following with respect to the entities used in the Guideline Transactions method and in the Public Companies method: (i) the majority of the selected guideline transactions and guideline public companies are significantly larger (in AUM) than EAM; (ii) comments included in the table of guideline transactions from the previous two years (page 41) indicate there are numerous differences in the underlying operations and profiles of the firms acquired in these transactions and EAM (these diversities apply equally to the guideline public companies – we note the description of their respective operations on pages 63-65) and (iii) three guideline transactions are considered distressed sales (Scotia / DundeeWealth, Sceptre / Fiera, and Aberdeen / Credit Suisse).

o	Please provide us with a more comprehensive explanation as to the criteria for inclusion and exclusion of certain transactions and publicly-traded companies in the respective analyses.

Answer:

●
Barrington selected its publicly traded firms by choosing firms that derive the majority of their revenue from the investment advisory business.  These firms offer investment advisory services through several vehicles: publicly registered 40-Act mutual funds, similar mutual fund vehicles offered in another domain, or institutional separate accounts.  These firms are commonly selected in any investment advisor valuation because they are pure play asset managers.  While these vehicles are different, the payment structures, product mix and cost of operations generally average out quite evenly (see pages 63-65 of the report).

●
As to operations, some of these firms may perform more or less of their operations/support work in-house and others may outsource this work.  However, it is clear in industry cost research (some of which is produced for fund companies by Barrington Partners) that there is a non-material difference in costs between in-house and outsourced operations.

●
Barrington considered taking a sub-set of these publicly traded firms.  However, they chose not to do this as they felt that it was better to use a wider set of data points instead of selecting a sub-set that could lead to additional questions about the decision criteria.

●
Barrington realizes that many of the comparable firms are significantly larger than EAM; however, their analysis did not find a meaningful difference between the smallest six firms and the rest of the comparables.  Barrington did, as discussed previously, make a size adjustment on these multiples to account for possible size deviations with respect to EAM and the Guideline Public Companies

●
The best guideline transactions are for mutual fund advisory businesses.  These transactions were selected to insure that the transactions selected closely resemble the business being valued.  Barrington considered the asset mix, revenue yield and product distribution when selecting its comparables.  Barrington also believes that it is better to use multiple comparables than to concentrate on one or two as the best match.

●	Barrington considered the mix when reviewing the multiples, but believes that no transaction(s) matched the specificity of the EAM business, so they included all the companies addressed in the report.

●
Transactions were considered by Barrington in two ways.  The first set examined recent transactions.  The second approach involved considering a longer period of time, but selecting only good comparable mutual fund transactions.  While Barrington believes, generally it is best to select recent transactions, the economic climate since 2007 has been anything but ‘normal’ (see discussion on Proposed FAS 157-e below) and given the climate, an argument could be made that any transaction that took place during this time was ‘distressed’.  However, the results from the two different views on transactions (recent transactions vs. longer term and only mutual funds) were very similar. Given the similarity between the two sets of transaction analyses, Barrington determined that the recent market period was ‘functional’, and that the resulting analysis was valid.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 7

o	Given that the report purports to follow the guidance of SFAS 157 (page 34), please explain how the inclusion of distressed transactions is consistent with the definition of fair value?

Answer:

●
Barrington should have better clarified its use of the word ‘distressed’. Barrington’s use of the word distressed is clearly different than the FAS 157 definition.  As mentioned, Barrington considered transactions from 2009 and 2010 as comparables, and also compared this to another set of transactions from a longer period of time.  In this work Barrington questioned if the first set of transactions were ‘distressed’.  They considered this question because of the stock market and economic downturns.  Barrington was concerned that the multiples would not be representative of a more normalized market.  However, this work found that the two different sets of transactions produced the same multiples.  Barrington also found that transactions that were of particular concern were completed and the buyer paid a reasonable market multiple amount.  Barrington referred to it as ‘distressed’ because the sale process lasted longer than it might have during a different time and was transacted during a period in which transactions might have been executed at lower than normal multiples given the market conditions.  Barrington determined that the market was functional and not distressed, and as a result, concluded that the inclusion of those firms was appropriate.

●
The transaction analysis was completed by Barrington in two forms, as has been previously addressed; one looked at recent transactions and the other considered a longer period.  This analysis was completed in order to determine if the most recent period was representative, or if the markets were no longer functioning appropriately.  Barrington found that both analyses produced the same results, showing that the markets were not ‘distressed’.

●
The valuation also involves other valuation approaches, such as public company analysis and discounted cash flow analysis.  The final valuation is equally weighted between the market approaches (transaction and public company analysis) and the results of the discounted cash flow analysis.

●
Firm Size/Scale:  We again note the assertion on page 39 that the market does not differentiate in a measurable way by total size between public investment companies. Please explain why an adjustment for public companies size/scale is necessary.

Answer:

●
While the quantitative data does not suggest a size adjustment, Barrington is aware that this data represents a single point in time.  However, market research clearly indicates that in public markets that there is a size adjustment.  For this reason, Barrington applied a size adjustment in order to better conform to generally accepted principles on the theory of valuation.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 8

●      AUM Multiple:

o
What is the basis for the adjustment to the AUM multiple?  We note there does not seem to be any clear correlation between AUM multiple and EBITDA margin (e.g., the AUM multiple and EBITDA margin for WDR are 3.69% and 25%, respectively. The corresponding percentages for BLK are 1.09% and 38%).

Answer:

●
According to Barrington, the AUM multiple is highly variable because the value of a company is influenced more by revenue and profits than by AUM.  The reason that AUM is less important is because different types of assets produce very different levels of revenue and profits.

●	As an example, Blackrock manages considerable amounts of fixed income and index assets which produce less revenue than equity assets.

o
We note the 45% adjustment appears to be based on the one-year (2010) comparative analysis of EBITDA margin initially presented on page 31.  If so, what is the basis for excluding other periods excluded from consideration?

Answer:

●
According to Barrington, EAM has historically posted above-average profit margins; when excluding 12b-1 marketing expense – as many firms do – EAM enjoys 60% margins.   The high margins – coupled with the high revenue yield – made the adjustment necessary.

●
Barrington advised us that AUM is not the best factor to use in valuations because it does not account for profitability and revenue yield.  However, Barrington employed the method because it is the most common data available for comparison transactions and that with respect to the public company evaluation it is one of four metrics used; with respect to transactions, it is one of three metrics used.

o	This adjustment implies that EAM’s superior profitability (relative to its peers) is expected to be a long-term or permanent advantage.

■      Please address how EAM is able to sustain such an advantage while producing market average returns (as implied in projected AUM growth using historical market returns as proxy for expected returns).  In other words, why would an investor pay EAM above average fees to invest in funds that are not projected to outperform the market?

Answer:

●
EAM customers are not actually paying higher fees.  Based on peer group by fund, the fees are competitive.  EAM also has a higher mix of equities than the market as a whole, which increases their revenues based on the same amount of AUM. Additionally, EAM is operated with very low expenses.  This allows the company to operate at a higher level of profit than many other fund companies.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 9

●	Overall, EAM does a better job of expense management than other fund complexes.

●
Industry research also indicates that investors are more influenced by performance than fees.  As previously mentioned, over half of total AUM is in 4-star funds which indicate EAM’s ability to perform against Morningstar criteria.

●
Barrington Partners did not perform an analysis, but relied on their experience in the mutual fund industry; this experience suggests that there is a correlation between investor’s investment selection and a return/expense ratio.

■
We note the statements on page 30 that “EAM management fees…are very competitively priced with similar offerings” and that EAM “[m]anagement fees are slightly lower than average when compared to firms similarly sized.”  Please explain how can EAM be considered more profitable than its peers in light of the referenced statement?

Answer:

●
Barrington advises that there are several factors to consider.  First, the Value Line Fund fees charged to investors are generally lower than their average competitor’s fees in similar asset classes.  However, the firm has a higher than average mix of equity funds.  This mix is significant because equity funds generally have a higher fee than other types of funds, which increases their overall fee revenues.

●
Second, EAM is more profitable because it has lower expenses than other fund companies.    In Barrington’s interview with EAM’s management, it was indicated that EAM has historically deployed relatively few resources (and thus incurred relatively low costs) for marketing and distribution. Barrington advised us that while EAM has slightly lower relative fees than other public comparable companies, their blended revenue yield is higher than average.  This factor – coupled with EAM’s cost control measures – enables the firm to retain a greater percentage of revenue as earnings.

●	Given the stability of the rate of revenue and the rate of profit over time, Barrington believes that there is no basis to change the future projection.

o
Rather than adjusting the industry average AUM multiple for differences in profitability, why didn’t Barrington Partners rely more heavily on the AUM multiples of the most comparable firms (in terms of profitability) such as its two closest counterparts in the Guideline Public Company analysis:  CLMS (41%) and BLK (38%) with AUM multiples of 2.90% and 1.09%, respectively, and an average of 2.00%?

Answer:

●	Because of differences among the firms, Barrington believes that it was not appropriate to select a sub-set of publically trading multiples and then adjust based on revenue and EBITDA factors.

●
As mentioned previously, Barrington advises that the AUM metric is highly variable.  Each firm has different overall distribution strategies, types of assets under management, performance results and profitability.  For this reason, it is not possible to find a comparable public company that has the exact same attributes.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 10

●
Barrington advises that picking multiples instead of using the whole group would give the appearance of engineering the multiples.  Barrington utilized an approach that considered the broadest data set reasonably available.  One reason Barrington used a wider range of companies is that it evens out the variations in types of assets managed.

●
Barrington advises that specifically, CLMS manages a large percentage of convertible securities (depending on the market, convertibles can act more like fixed income or equity).  BLK manages a large amount of fixed income and index assets which are not particularly comparable to EAM.  This would make the selection of these two firms questionable as the only comparables.  However, using a broader range of firms provides a better overall indication of market valuation.

●	Barrington advises that AUM is very relevant when taking into account fee yield. The most relevant AUM multiples are below.

Franklin Resources, Inc.	3.25%	87.27
Waddell & Reed Financial, Inc.	3.69%	124.84
Calamos Asset Management, Inc.	2.90%	92.10
Gamco Investors Inc.	4.71%	86.27
U.S. Global Investors	3.60%	122.91
Hennessy Advisors Inc	1.40%	82.83
Averages	3.26%	99.37

●	Barrington advises that the average AUM multiple of 3.26% is well above the 2.74% multiple used after the adjustment.

●
Revenue Multiple:  Does the adjustment result in a double count of the impact of “EAM higher fees when compared to the comparables” given that the revenue metric of EAM would already capture the higher fees it earns?

Answer:

●
Barrington advises that the revenue multiple does capture the higher yield, but the multiple was adjusted based on the profitability of the revenue.   Barrington believed it was reasonable to adjust the revenue multiple due to the fact that EAM’s margin is historically higher than the comparables.

●
Control:  We note the rationale for the selection of the 10% adjustment for lack of control considered the bias in data set used to calculate the average control premiums cited in numerous studies and publications.

o	Please provide evidentiary support that all of the selected guideline transactions are also affected by this bias.

Answer:

●
Barrington does not believe that there is sufficient information in the marketplace to determine the specific level of control premium for each comparable transaction.  As a result, Barrington applied a control premium against all comparable transactions based on its analysis of industry data.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 11

o
If the selected guideline transactions do contain this bias, why was this adjustment not isolated to just the transaction price paid (i.e., the numerator in the calculation of the derived multiples) rather than the derived multiples themselves (i.e., both numerator and denominators)? We note that the transaction price paid for a majority of the selected guideline transactions were publicly disclosed or can be derived by multiplying the AUM and the % of AUM multiple.

Answer:

●	Barrington advises that the premise of the valuation is that all three classes of shareholders are all calculated on a non-control, non-marketable basis.

●	Since the intent of the analysis is to eliminate control premiums, Barrington observed:

a.           Public comparables do not have a control premium, so no adjustment is made.

b.           Guideline transactions do have a control premium.  Barrington took at a 10% discount for lack of control and applied it to the Guideline Transactions.

●
In regard to the issue of impacting the numerator/denominator;  Barrington did not adjust both the numerator and denominator, but adjusted the product.  Adjusting the numerator and denominator by the same percent does not change the product.  (i.e. changing 10/100 to 9/90)

●	As mentioned earlier, Barrington advises that the AUM multiple is the most available but least valuable multiple.

●
Liquidity:  We note the 15% adjustment for lack of marketability.  It is unclear to us as to how the 20% calculated discount on page 75 was factored into the liquidity adjustment conclusion.  Please advise.

Answer:

●	The 20% indicated on page 75 of the report is not part of the calculation used in the model to calculate the illiquidity discount.

●
Page 75 is intended to illustrate how the market multiples are similar when normalizing for factors such as size, control and marketability.   In the example on page 75, Barrington made assumptions for size and control and solved for illiquidity.   This output was also used as a reasonableness test on the illiquidity discount.

●	Because this page was used solely to test and compare Barrington’s assumptions, this calculation has no direct impact on the model.

●	As indicated above, Barrington’s illiquidity discount was derived by using data from restricted stock studies.

●
With reference to page 44, please provide us with a comprehensive explanation as to how you determined that the multiples used for the Guideline Transactions method and the Public Companies method are reasonable.  In this regard, the Guideline Transactions multiples reflect a marketable, control basis; while the Public Companies multiples reflect a marketable, minority interest basis.  In these instances, we would expect that the multiples from the Guideline Transactions method would be higher rather than lower than the multiples from the Public Companies method, contrary to the amounts reflected.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 12

Answer:

●	As summarized on page 75 of the report, the Public Companies have higher multiples.

●	To clarify: Barrington advises that the multiples for public companies are on a marketable, non-control basis and the multiples for guideline transactions are on a non-marketable, control basis.

●
It has been Barrington’s experience in the asset management industry that public companies trade at a 20% or higher premium to guideline transactions.  Yet, Barrington understands the logic expressed in the question, and the theory behind it.  However, given the consistency of these levels of valuation between public companies and transactions, Barrington has long concluded that the liquidity premium for investors in asset management companies is much greater than the control premium.  Influences include:

a.
Liquidity: According to Barrington, public companies trade without an illiquidity discount; guideline transactions represent companies that have a single-point-in-time liquidity event that is available only to certain people (i.e. the public is not able to transact in the stock).

b.
Size: According to Barrington, while public companies tend to be larger, there are a number of small publicly traded asset managers. As mentioned, Barrington found that the difference in multiples tend to reflect profitability, not size. Guideline transactions include both large and small firms, and the multiples also tend to not change based on size.

c.	Control: According to Barrington, public companies trade at a non-control level while companies involved in guideline transactions trade with a control premium.
●	Removing the liquidity discount from the public comparables (assuming no illiquidity with the guideline transaction) would increase the value of the firm by $2.5 million.

6.    Please provide us with a more comprehensive explanation for the basis of the statement on page 29 that an average AUM of $160 million per fund is more than enough for the funds to remain profitable.

Answer:

●
Based on Barrington’s experience, mutual funds are profitable once they reach a certain scale.  Opinions vary as to what this is scale is, but with 14 funds and $160 million in average assets per fund, EAM has sufficient scale to negotiate beneficial fee schedules with service providers and to operate at a profit.

●
In their capacity as a consultant, Barrington regularly helps large, small and start-up mutual funds negotiate fees and model their business.  It is Barrington’s experience that a small fund group with 3 funds and $50 million per fund will be a break-even operation if their service provider fees are competitive.  Given that the asset management business is very scalable, Barrington advised us that EAM has sufficient scale to be profitable.

7.    Please provide us with a more comprehensive explanation as to how the AUM assumptions were determined and how these assumptions were then applied to each of the projected years from 2011 – 2021.  Please ensure your explanation includes a detailed discussion of how EAM’s recent operating results and market data were applied to the assumptions used.  You should include any supporting schedules or worksheets that are readily available and may be helpful in addressing our inquiries.  Specifically:

●
It appears that Barrington Partners have applied an average, uniform appreciation rate for each category of fund rather than preparing an assumption for each specific fund.  In this regard, we note that the significant outflows were due, in part, to poor performance.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 13

Answer:

●
This research did not show that outflows were due to poor performance.  Barrington’s analysis, as noted in its report, showed that these funds experienced above average outflows during the period.  While this period coincided with the market downturn that provoked outflows in the market in general, it also coincided with the SEC investigation and the publicity of that investigation.  This bad publicity sparked the above average outflows in the funds.  As also noted, the outflows have since ended and as of June 2011 the flows on the funds are positive.

●
Research by Barrington found that the Value Line funds were subject to two significant issues during the years of 2009 and 2010.  First the market entered a very significant downturn in 2008.  The whole asset management industry was subjected to significant outflow issues that continued in 2009.  Then, in September 2009, it became public that the SEC investigation would be settled.  As also mentioned, Morningstar made mention of this fact in their review of the funds, and there was wide publicity on the story.  These two forces impacted outflows.  Once both of these issues passed, the flows returned to normal levels, including positive flows in EAM’s mutual funds in June of 2011.

●
Market Appreciation:  Barrington determined the appropriate approach would be to use industry averages for the various asset classes within the same timeframe utilized for calculating fund flows.  Barrington Partners considered using the actual appreciation for these funds from that same time period, but the data was not consistently available across all funds.   In its place, Barrington applied market appreciation to the funds by applying a rate based on the asset classes.  The asset classes utilized were Equity, Bonds, and Money Markets.  Adjustments were made to account for allocation and state specific funds.

●
As indicated on page 49 of the report, the Market Appreciation for the three asset classes over the time period from 1992-2010 indicated annual returns of 9.05% on the S&P 500, 3.4% on Treasury Bills and 6.9% on Treasury Bonds.  Barrington approximated these returns and made small adjustments for differences in Allocation and Tax Exempt Funds to calculate appreciation rates for EAM’s funds.

●
It is unclear how the net flow percentages included on page 49 were determined in light of the current activity in AUM.  In this regard, the industry comparison on page 28 shows that in comparison to its peers (i.e., firms in the $1-5 billion size), EAM’s outflows for each for the three fiscal years presented significantly exceed its peers and continued on with the negative outflow trend during fiscal year 2010 while the average trend for EAM’s peers was positive for fiscal year 2010.  Further, we note that the Value Line Emerging Opportunities fund lost approximately 60% of its value during fiscal years 2008-2010; however, it appears to have a positive net cash flow assumption.

Answer:

●
As discussed elsewhere in this document, the Value Line funds were affected by two major issues during the years of 2009 and 2010.  First, the market entered a very significant downturn in 2008.  The whole asset management industry was subjected to significant outflow issues.  Then, in September 2009, it became public that the SEC investigation would be settled.  Morningstar made mention of this in their review of the funds, as the issue was widely publicized.  These two forces impacted outflows.  Once both of these issues passed, the flows returned to normal levels, including positive flows in June 2011.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 14

●
The Value Line Emerging Opportunities Fund was added to the Schwab select list in 2005 through 2007 and the fund grew to over $1b.  During Barrington’s interview with management they were told that these assets would normally have a good persistency as long as the performance is ‘reasonable’.  However, management indicated that the effect of the publicity over the SEC investigation in addition to performance issues created significant outflows.

●
With respect to the projection of AUM, Barrington calculated historical monthly fund flows for each fund starting at the point where such data was available in 1992.  Barrington then applied these rates in a forward projection. Keep in mind that this model takes into account the past three years of significant outflows.

●
Barrington advises us that most fund companies experience outflows at some point, and in recent years there have been many examples of companies that experienced significant outflows but were able to rebuild (i.e. Putnam, Janus, American Century, and Matthews Funds).  In Barrington’s opinion, the outflows experienced by EAM were a result of several factors that have since been resolved.  (These issues have been discussed on page 25 of the report.)  Barrington considered recent flow data showing that EAM flows have turned positive as an indication that the specific issues facing the company (which contributed to negative flows worse than the market as a whole experienced) have sufficiently dissipated to support the projections of the model to return to ‘normalized’ rates.

●
Barrington’s approach was to utilize model factors that were rooted in historical data (see page 46):  “Because these estimates are highly subjective, we (Barrington) decided to inform our (Barrington’s) models by individually building a detailed asset estimate for each fund, by month, over the next 10 years.  Using monthly Morningstar data for both estimated Net flow (Sales – Redemption) and market movement (Appreciation or Depreciation), Barrington created a model by averaging the monthly % change.”

●
We note that Barrington Partners used historical returns data and net flow data from the period 1992-2010 based on the disclosures on pages 46 and 49.  Please provide us with the basis for using this period.

Answer:

●
Barrington used historical data to form its model; Barrington has access to Morningstar flow estimates starting in 1992, which is the starting point for when data is available.  Barrington felt that this was the most appropriate method as these metrics can have significant deviation based on the dates selected.  In Barrington’s opinion, using all available data removed the risk of selecting the most advantageous period.

●	Please provide us with a comprehensive explanation as to why the growth of each fund was capped at 0.5% per month, 6% per year.

Answer:

●	Barrington made a mistake with regard to documentation in two places. This number was incorrectly stated on both pages 46 and 49 of the report.

●
Page 46 – middle of bullet 1 in first column reads: “Additionally, we capped any one single fund at 0.5% growth in any one month, which limited any single fund from growing any faster than 6.0% per year.”

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 15

o	Page 46 should read: “In cases where flows were positive, we capped the increases due to sales/marketing at 2% per year.”
●	Page 49 – last sentence reads: “In cases where flows were positive, we capped the increases at 2% per month.”

o	Page 49 should read: “In cases where flows were positive, we capped the increases due to sales/marketing at 2% per year.”
●	Barrington’s decision to cap the growth rate at 2% per year is based on the requirement in any long-term model to responsibly use rates involved in a projection.

●
How are the risks and challenges facing EAM (for example, overcoming the SEC investigation / settlement, operational changes such as changes in distribution channels, overcoming significant negative net flow in its funds) reflected in the AUM projections?

Answer:

●	Barrington included the time period with negative flow history in the model time period. Specifically, the data used in the model includes the period from September 2009 until the end of 2010.

●
While recent data suggests that EAM has successfully stemmed the outflow issue, the Barrington model takes a very conservative approach toward new sales.   In fact, the asset model assumes outflows at a much higher pace than observed prior to the SEC investigation and extends these outflows throughout the model.

●
Barrington advised us that these risks and challenges are reflected in the cash flow model because the historical data has been included in the numbers.  Additionally, recent cash flow data shows that the firm has emerged from this period of significant net redemptions.

●
Barrington advised us that while the model projects outflows in AUM ($150 million in 2011 and $80-$90 million annually in subsequent years); these outflows are offset by appreciation from fund performance.

●      We note the resultant DCF analysis on page 51.

o
As previously noted, page 30 contains statements that “EAM management fees…are very competitively priced with similar offerings” and that EAM “[m]anagement fees are slightly lower than average when compared to firms similarly sized.”  However, the DCF analysis project EBITDA margin will grow from 39% in 2011 to 47% in 2021, which are significantly higher than the 2010 industry average of 32% as presented on page 31.  Please reconcile those statements with the projections that underlie the DCF analysis.

Answer:

●
As previously discussed in Barrington’s response, EAM does have management fees that are slightly below average when compared to similar funds.  This is off-set by the fact that, on average, the asset mix is skewed to higher yielding products and the firm is more profitable than average.  Barrington also discussed that the firm has traditionally spent very small amounts on wholesaling and distribution in comparison to other fund groups.  While EAM has begun to hire wholesalers and put money into distribution, the firm has, overall, been reducing its expenses and increasing its profitability.  Additionally, as the firm grows assets in the projection, profitability will grow due to scale.  For all of these reasons, there is no basis for changing the model.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 16

●
As seen on Page 31 of the report, EAM is at the higher end of the range of profitability for asset management companies.  EAM’s numbers are not deemed as ‘unreasonable’ just because EAM is at the higher end of the range since they are clearly within the range of other companies.

o
There do not appear to be any amounts allocated for capital expenditures and investments in working capital.  Were these reinvestment requirements considered? What is the basis for not including or requiring any reinvestment requirements in the DCF analysis?  If the above items were excluded to adhere to distribution terms of the trust and those terms require all EBITDA to be distributed to its beneficial interest holders, please describe how EAM is able to fund its projected growth?

Answer:

●
Barrington advised that the mutual fund business is not a capital-intensive business.  Additionally, EAM utilizes a number of service providers; this arrangement allows EAM to depend on these service providers to make systems investments, with EAM paying only annual fees for service.

●
As to working capital, EAM currently has more than adequate working capital and is profitable.  Given that mutual fund companies are not seasonal, and have very consistent cash flows, Barrington does not see a situation where changes in working capital would be projected based on capital expenditures.

●
The model that Barrington has used does not project any growth of assets due to inflows.  The asset/revenue model actually projects that flows will continue to be negative.  The growth in the model comes from market appreciation.

●
Barrington advised that as to growing AUM, there are usually two levers: continued performance and investment in marketing and distribution.  First, Barrington cannot predict future performance of the funds, but can only model based on past performance.  Second, as previously noted, EAM has been decreasing overall expenses while hiring additional marketing and distribution resources.  Barrington was told by EAM management that they intend to continue to grow their marketing and sales effort from 2 sources, reduction in expenses and//or growth in revenue.  They will use this approach rather than reinvesting earnings.

●	Barrington’s DCF model was largely based on the existing trust document that provides certain protective rights to non-voting interests.

●	What is the basis for not discounting 2011 in the present value calculations of the after tax cash flow? This decision impacts the present value calculation for all subsequent years.

Answer:

●
Barrington advised us that the model should have begun discounting revenue and earnings in 2011; however, due to the timing of cash flows, the impact is not a full year, but should have considered a mid-year convention with respect to year one and subsequent cash flows.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 17

●	Barrington has calculated the impact to be: $0.87 million using a half-year point of valuation since revenues are received and earnings are distributed on a quarterly basis.

o
It does not appear the present value of the CEO cash flows was discounted at the 15.5% rate as concluded on page 48 for the Class A voting interests.  Please confirm that the applicable discount rate is being applied to the appropriate cash flow tranches.

Answer:

●	Barrington advised that 15.5% was not used across all shareholders. The discounts used were as follows:

o	17.5% for Class A Voting Interests
o	15.5% for the Class B Voting Interests
o	13.5% for the Nonvoting Interests

●
We note the terminal value calculations detailed on page 52.  Further, we note the Gordon Growth calculation uses a 4.74% growth rate and a 13.5% discount rate that was determined to be applicable only to Value Line’s interest.

Answer:

●	Barrington advised that the Gordon Growth model was not used to calculate a terminal value.

●
Barrington advised that the Gordon Growth model was used only as a test for reasonableness; Barrington used guideline transaction multiples from their analysis and applied these to the outputs in the model to calculate terminal value.  The Gordon Growth model indicated a terminal value of approximately 10% higher than the guideline transaction.

o	What is the growth rate based on (AUM, EBITDA, after tax cash flow)?

Answer:

●	Barrington advised that the growth rate is based on EAM’s projected 10-year EBITDA growth derived from the detailed cash flow model.

o	What is the basis for concluding that a 10 year growth rate is a reasonable proxy as the long-term growth rate of EAM in 2021?

Answer:

●
This question addresses calculations made in the Gordon Growth model (GGM), which was used only as a reasonableness test.  As a result, Barrington Partners did not examine other external factors that may have augmented the GGM, since it did not affect the final valuation result.  Because it was only used as a reasonableness test, Barrington did not see a reason to complete additional work on the Gordon Growth model.

●
Barrington does not have any data that suggests what the actual EAM growth rate will be in 2021.  Lacking this data, Barrington used the growth rates indicated in its Income Model.  Barrington felt comfortable using the income approach model as it utilizes historical data to project future key outputs such as AUM, Revenue and Earnings.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 18

●	4.37% was the best output based on the data available. It is Barrington’s experience that this is a very reasonable number for this industry.

o	What is the basis for not considering the required returns of the Class A and Class B voting interests in the discount rate used in the Gordon Growth model?

Answer:

●
Barrington advised that because the GGM was used only as a test for reasonableness, Barrington did not include the blended growth rate that considered the different discount rates for Class A and Class B interests.

●
Barrington advised that because the GGM was used only as a test for reasonableness, any changes to this would not change the output.  However, when considering these interests, the weighted average cost of capital calculation would be 13.7%, which would have decreased the GGM by approximately two percent.  This output would still exceed the terminal value used in Barrington’s model.

●
Although we note on page 56 that Barrington Partners considered sensitivity in the DCF analysis to changes in the AUM appreciation and in the cost of capital, please tell us why Barrington Partners did not also consider the sensitivity to cyclicality in AUM appreciation/depreciation in the valuation estimate.

Answer:

●	Barrington did not consider the cyclicality of AUM as it is not a generally accepted approach.

●
Barrington advised that assumption based models often prove to be difficult when projecting over a long period of time.  Barrington’s approach has been to use actual numbers from the longest historical period available and, as previously discussed, to limit the growth of these numbers past reasonable projection rates.  Barrington believes that this approach avoids introducing additional issues that might cause concern with the model.

8.   On page 48 of the report, Barrington Partners outlined the procedures employed in its determination of the discount rate and state that the discount rate used for the analysis was a WACC.  It further states that the WACC was tested against the CAPM, whose determination was summarized on page 73.

●	What is the basis for this comparative analysis given that the CAPM yields an estimate of the required return on equity capital (i.e., one component of the WACC) and not the WACC?

Answer:

●	Barrington advised that the CAPM was only used as a reasonableness test. The results of the CAPM were not used in the model.

●
Barrington advised that because the CAPM calculates the equity side of the Cost of Capital, it will provide a reasonableness test for the equity side of the WACC, for which Barrington used ROE as a proxy for equity return.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 19

●
Barrington advised that the approach on the CAPM was to use Beta in the calculation.  As noted, the WACC approach utilized ROE numbers in the calculation.  These different approaches were used to broaden the value of a reasonableness test.

●	What comfort can Barrington Partners derive from the results of such a comparative analysis between two distinctly different measures of expected returns?

Answer:

●	First, see the answer immediately prior to this.

●	Second, from the outset, Barrington saw that this analysis required addressing complex issues. Barrington’s approach was to consider alternative methods at every step and to test their logic.

●	Why is there a difference in the list of publicly-traded companies used to calculate the ROE on page 48 and the list of public-trade companies used in the CAPM calculation on page 73?

Answer:

●
According to Barrington, there are only slight differences in the lists.  For the WACC calculation, Barrington included Hennessy, Northern Trust and Epoch and for the CAPM Barrington included Diamond Hill and Edelman.  While Northern Trust (not a pure play money manager), Edelman (manages money but through HNW and institutional accounts and only included in the CAPM) and Epoch (sub-advisor to mutual fund companies) are asset management firms, they should have been excluded from the analysis because they are not as strong comparables as the other firms.  Diamond Hill was not used in the WACC due to being an outlier and Hennessey was excluded in the CAPM based on its limited trading volumes.

●
According to Barrington, impact on model:  Minimal.  The table for the WACC below shows the ROE of the list used in the report and the list excluding Northern Trust and Epoch Holding.  The difference is 0.22%.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 20

Cost of Capital - WACC
Company	ROE	ROE
Hennessy Advisors Inc	3.76%	3.76%
Legg Mason, Inc.	4.37%	4.37%
Invesco Ltd.	6.14%	6.14%
AllianceBernstein Holding LP	7.49%	7.49%
BlackRock, Inc.	8.06%	8.06%
Affiliated Managers Group	9.53%	9.53%
Northern Trust	10.10%
Calamos Asset Management	11.44%	11.44%
Virtus Investment Partners	13.36%	13.36%
Janus Capital Group Inc.	14.72%	14.72%
U.S. Global Investors	15.11%	15.11%
Gamco Investors Inc.	16.66%	16.66%
Cohen & Steers, Inc.	17.91%	17.91%
Franklin Resources, Inc.	18.73%	18.73%
Westwood Hldgs. Group	19.84%	19.84%
T. Rowe Price Group, Inc.	21.67%	21.67%
Epoch Holding Corp	22.10%
Federated Investors, Inc.	33.86%	33.86%
Waddell & Reed Financial, Inc.	37.99%	37.99%
Pzena Investment Mgt	40.45%	40.45%
Eaton Vance Corp.	47.86%	47.86%
Results
Average	18.15%	18.37%
Median	15.11%	15.11%

●
What is the basis for utilizing the return on equity (ROE) as a proxy for required return on equity capital, given that the ROE is a ratio of historical profitability rather than a measure of an equity investor’s expected return that is the premise in the determination of required rate of return on equity capital?

Answer:

●
Barrington advised that the concern with using the Beta for making a calculation is that Beta inherently has an element of historical volatility in the calculation.  Recently, the markets have been in a period of above average volatility.

●
Barrington advised that a ROE calculation reflects the value the markets place on the most current earnings of a company.  Barrington believes that the ROE is a more forward looking calculation than a Beta.

●	Based on these considerations, Barrington determined that ROE is the best proxy for required rate of return.

●	Barrington’s calculation of ROE used the net income number as of December 23, 2010, and the total equity value as of the same date.

●      We note that Barrington Partners estimated the EMR based on historical returns data from 1992-2011 in the CAPM analysis on page 73.  Further, the equity risk premium was estimated as the EMR less the RFR (being the current yield on the 20-year Treasury as of the valuation date).

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 21

o	What is the basis for using the period from 1992-2011 in estimating the EMR and why does this period differ from the period considered in the estimation of AUM (1992-2010)?

Answer:

●
It was an oversight to have not collected the Beta calculations from December 23, 2010 for the CAPM.  However, the data in the CAPM had no impact on the results since it was not used in the Barrington analysis calculation.

o
The equity risk premium is typically measured as the difference between the total return on a reference market (e.g., NYSE, S&P 500) and the income return on long-term risk-free bonds (e.g., US Treasuries) over an appropriate period of time.  What is the basis for estimating the equity risk premium in the manner noted above, where there is a mismatch in the periods considered for the EMR and the Treasury?

Answer:

●	The Treasury rate used was not from 2011. The Treasury rate used was from the date of the opinion, 12.23.2010.

●
Given that the observed beta for any company reflects its particular leverage, which may differ significantly from the leverage of EAM and thus potentially impact the estimate of systematic risk for an investment in EAM, why did Barrington Partners use the unadjusted betas of the publicly-traded companies in the CAPM calculation on page 73?

●	How was beta determined?

Answer:

●	Barrington understands that a Beta would normally be adjusted to consider leverage. Barrington did not undertake that work for two reasons:

o	First, the CAPM was used as a reasonableness test and Barrington determined to spend more time on the WACC calculation which was used in the calculation.

o	Second, since most asset management companies/mutual fund companies have low levels of debt, the impact on the final Beta number was considered to be minimal.

●	Why was the spot Treasury rate used as proxy for the required return on debt capital?

Answer:

●	A correction is appropriate. The adjustment is explained below.

●	The more appropriate cost of debt should have been current after-tax cost of issuing corporate debt. After-tax cost of debt = kd (1-t)

●	Moody’s Baa rated corporate debt as of 12.2010 was 6.1%.

●	EAM’s corporate tax rate is 37.5%

●	kd (1-t) = 6.1% (1-0.375) = 3.8%

●	The difference in the WACC calculation changes from 13.84% to 13.41%.

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 22

●	A corrected table has been inserted below.

Cost of Capital - WACC
Cost of Debt	3.80%
After-tax cost of debt = kd (1-t) Moody’s Baa rated corporate debt as of 12.2010 was 6.1%. EAM’s corporate tax rate is 37.5% kd (1-t) = 6.1% (1-0.375) = 3.8%
Average Comparable ROE	15.11%
WACC/Cost of Capital *assumes a 85% Equity, 15% debt Structure	13.41%
Cost of Capital (or Required Rate of Return) = (Mean ROE *0.85) + (after tax Baa Corp Debt rate * 0.15). Estimate based on current debt levels in public comparables.
Company	ROE
Hennessy Advisors Inc	3.76%
Legg Mason, Inc.	4.37%
Invesco Ltd.	6.14%
AllianceBernstein Holding LP	7.49%
BlackRock, Inc.	8.06%
Affiliated Managers Group	9.53%
Calamos Asset Management	11.44%
Virtus Investment Partners	13.36%
Janus Capital Group Inc.	14.72%
U.S. Global Investors	15.11%
Gamco Investors Inc.	16.66%
Cohen & Steers, Inc.	17.91%
Franklin Resources, Inc.	18.73%
Westwood Hldgs. Group	19.84%
T. Rowe Price Group, Inc.	21.67%
Federated Investors, Inc.	33.86%
Waddell & Reed Financial, Inc.	37.99%
Pzena Investment Mgt	40.45%
Eaton Vance Corp.	47.86%
Results
Average	18.37%
Median	15.11%

●
What is the basis for believing that the risk-free rate is an appropriate proxy for the required return that market participants would demand on long-term debt issued by EAM? Can EAM issue long-term debt at the risk-free rate?

Answer:

●	This question has been addressed immediately above.

●	What is the basis for the 15/85 debt/equity weighting that was applied in the cost of capital calculation?

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 23

Answer:

●	There are two approaches Barrington took to calculating the debt to equity ratio.

o
The first approach was historical.  The ratio of debt to equity within the asset management/ fund industry has fluctuated between 10% and 20%.  Prior to 2008, debt levels were in the lower range.  Starting in the 2008 time period asset management companies began to take on debt due to low interest rates.  Debt ratios increased to the top of the range.  In the last several years Barrington has seen the debt ratio rates begin to fall back.

o
The second approach was an analysis of public company comparables, using two calculations.  Barrington’s first calculation comprised a straight average of Debt to Market Cap.  Barrington’s second calculation weighted the numbers by market cap, and then took the average.  The two calculations, shown below in a table, average just under 15%.

	Ticker	Current Market Value Data
		12/ 23/ 10	Market		Debt/	Excess	Enterprise	Debt/ Mkt	Weighted	% of Mkt
Company		Price	Cap	Debt	Mkt Cap	Cash	Value	Cap	Average	Cap
BlackRock, Inc.	BLK	$188.67	$36,285	$4,544	12.52%	$2,040	$38,789	12.52%	3.91%	31.23%
Legg Mason, Inc.	LM	$36.81	$5,471	$1,165	21.30%	$935	$5,701	21.30%	0.98%	4.59%
Franklin Resources, Inc.	BEN	$108.56	$24,085	$899	3.73%	$3,170	$21,814	3.73%	0.66%	17.56%
Invesco Ltd.	IVZ	$23.68	$10,905	$7,181	65.85%	$979	$17,107	65.85%	9.07%	13.77%
T. Rowe Price Group, Inc.	TROW	$64.40	$16,731	$0	0.00%	$1,243	$15,488	0.00%	0.00%	12.47%
Federated Investors, Inc.	FII	$26.23	$2,747	$366	13.31%	$44	$3,069	13.31%	0.33%	2.47%
Affiliated Managers Group, Inc.	AMG	$99.81	$5,194	$1,392	26.80%	$86	$6,500	26.80%	1.40%	5.23%
Eaton Vance Corp.	EV	$30.86	$3,661	$500	13.66%	$126	$4,035	13.66%	0.44%	3.25%
Janus Capital Group Inc.	JNS	$13.01	$2,420	$587	24.24%	$492	$2,515	24.24%	0.49%	2.02%
Waddell & Reed Financial, Inc.	WDR	$35.78	$3,093	$190	6.14%	$193	$3,091	6.14%	0.15%	2.49%
Artio Global Investors	ART	$15.08	$1,169	$56	4.75%	$40	$1,185	4.75%	0.05%	0.95%
Calamos Asset Management, Inc	CLMS	$13.82	$1,324	$92	6.95%	$391	$1,026	6.95%	0.06%	0.83%
Cohen & Steers, Inc.	CNS	$26.80	$1,158	$0	0.00%	$165	$992	0.00%	0.00%	0.80%
Gamco Investors Inc.	GBL	$49.65	$1,488	$164	11.01%	$122	$1,530	11.01%	0.14%	1.23%
Virtus Investment Partners	VRTS	$47.99	$299	$20	6.51%	$22	$297	6.51%	0.02%	0.24%
Pzena Investment Management, Inc.	PZN	$7.38	$477	$0	0.00%	$6	$470	0.00%	0.00%	0.38%
Westwood Hldgs. Group	WHG	$40.26	$313	$0	0.00%	$36	$278	0.00%	0.00%	0.22%
Diamond Hill Investment Group, Inc.	DHIL	$73.70	$214	$0	0.00%	$-4	$218	0.00%	0.00%	0.18%
U.S. Global Investors	GROW	$8.11	$125	$0	0.00%	$22	$103	0.00%	0.00%	0.08%
Hennessy Advisors Inc	HNNA	$2.97	$17	$3	15.25%	$7	$13	15.25%	0.00%	0.01%
						Average Debt Ratios		11.6%	17.7%

●
What is the basis for a cost of capital that incorporates a required rate of return on equity capital that is on an after-tax basis and a required rate of return on debt capital that is on a pre-tax basis?

Answer:

●	This question has been addressed above in the response regarding the cost of debt.

●
How are the risks associated with an investment in EAM (SEC investigation / settlement, operational changes such as changes in distribution channels, and the ability to achieve the projected levels of above average profitability on funds whose performance are expected to be consistent with those of the market) reflected in the cost of capital? Wouldn’t market participants demand some incremental return to invest in EAM relative to its peers that may not face these firm-specific challenges?

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 24

Answer:

●	There are several reasons:

o	The time period with the negative flows was included in the modeling of history. To make additional adjustments would duplicate the adjustments on this issue.
o	As mentioned, the above-average redemptions period has ended at this point.
o
Barrington advised that potential buyers of mutual funds know that the accounts that remain are more than likely to have high persistency, since these investors retained their accounts despite all the publicity issues.  Accounts that leave at this point are more likely to be based on personal life issues.

o	Barrington advised that the value of an asset manager is greatly influenced by the performance of the funds on a historic basis. In this regard, EAM has strong Morningstar ratings.

●
Please provide us with a more comprehensive explanation as to how you determined that a 30% and 15% adjustment for the Class A voting interests and the Class B voting interests, respectively, are reasonable.  Your response should also address the rationale for applying such premiums to the cost of capital (debt and equity required rates of return) rather than just the required return on equity capital.

Answer:

●
“Due to these factors, Barrington feels additional premiums of approximately 30% for the Class A voting interests and 15% for the Class B interests are appropriate.  The costs of capital for the interests are as follows:  17.5% for Class A Voting interests, 15.5% for the Class B Voting Interests and 13.5% for the Nonvoting Interests.”  An explanation follows:

●	Barrington advised that the trust document outlines a number of attributes for different shareholders.

●	Value Line has attributes of common shareholders, preferred shareholders (accumulating claims on annual revenue) and shareholders with a priority claim in the event of a sale.

●
Barrington advised that the general difference between expected returns for a preferred shareholder (10%) and a common shareholder (15%) is 33%.  Barrington determined to not use the sale preference because the time period is not predictable.  However, it gives further comfort in giving the Class A shareholder a 30% premium.

●	Barrington advised that Class B was provided a 15% premium because the claim is similar to an option. In this case, the investor makes no investment up-front. This option was given a 15% premium.

●
Barrington advised that overall, the Trust document is complex and outlines certain situations where interested parties may receive more or less money.  The analysis is complex because applying percentages to these situations or occurrences is not possible with any degree of confidence.  Barrington’s solution is to consider the overall position of the three parties and their risk of losing revenue.  It is from this evaluation of the risk on income that Barrington applied the premiums.

●
The reason that Barrington used a premium on cost of capital approach is that it would be easier for all parties to understand a premium.  Barrington believes that it would be more difficult to apply an adjustment to the RRR and have all parties understand the risk adjustment.

●
Barrington indicated to us that they would reiterate their discussion from page 48 of the report:  “As we evaluate the different profits interests, we find that there are priorities on certain income streams.   For example, the nonvoting interests will always receive their revenue share with a priority because the nonvoting interests receive “catch-up” payments to account for lost earnings in years where there was no payment.  Finally, the Class A voting interests are further encumbered by a vesting period, a requirement to re-invest profits, and a risk that a portion of the profits interest can be reassigned.”

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 25

9.    We note there was no deduction of any debt from the derived indications of value from the market approach or the income approach.  Please confirm there is no debt at EAM as of the valuation date.  If EAM has no debt, please explain why the cost of capital calculation assumes 15% of EAM’s capital is comprised of debt capital.

Answer:

●	As of 12/23,2010, Value Line confirmed that EAM had no debt liabilities.

●	Barrington advises that it is correct that there was no interest cost adjustment made in the model.

●
Barrington advises that because the comparable firms are relatively free of debt, as has been discussed earlier, the 15% of debt in the WACC calculation has a modest impact on the calculation as a whole.

●	Barrington advises that the interest expense for 15% of capital in debt would be modest for EAM.

●
Barrington considered that the average debt in the public comparables is ~15%, but EAM has no debt.  Barrington took the approach that using a 15% debt level would make the comparison to the market more reasonable than using no debt because EAM has no debt.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in filings with the SEC.   The Company understands and acknowledges that staff comments, or changes by the Company to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Value Line appreciates the opportunity to submit this response to your office.

Sincerely yours,

/s/ Howard A. Brecher
Howard A. Brecher, Acting Chief Executive Officer, Principal Executive Officer

Value Line, Inc.
Response to August 9, 2011 comment letter
Page | 26

/s/ John A. McKay
John A. McKay, Chief Financial Officer, Principal Financial Officer

/s/ Stephen R. Anastasio
Stephen R. Anastasio, Treasurer, Principal Accounting Officer